ARIS

ENDOVASC INC.

Annual Report to Shareholders of Endovasc, Inc
June 30, 2006

October 2006

To Our Fellow Shareholders
Thank you,

Dear Shareholders,

We are pleased to report that preparations are almost complete for our upcoming Phase IIIa trial of Liprostin™ for patients suffering from intermittent claudication, or peripheral arterial disease (PAD).

Earlier this year, Endovasc filed its Phase IIIa protocol with the FDA and we have recently completed our selection of investigators who will participate in the trial. Additionally, Liprostin™ was manufactured and tested this past summer and is now ready for release. Prior to commencing with the trial, we will be sending out the protocol to the Institutional Review Board (IRB) at each site for approval.

We have seen several trials for new PAD treatments by competitors fail this year, and there remains no effective treatment for this disease that affects approximately 5 million adults in America. These negative test results, though unfortunate for those afflicted with PAD, have served to encourage and reinforce our efforts and determination to move forward with plans for our Phase III trials.

We are extremely pleased with the first year sales of the nutraceutical product Endothil-CR, which is distributed through GNC and Rite-Aid stores nationwide. The product has been well received and our royalties to date are in excess of half a million dollars. In the coming year, we will focus on showing that our technology applies to health and fitness enthusiasts of all ages. More specifically, we plan to expand this target market by appealing to the senior population of "Baby Boomers".

We would like to sincerely thank you, our shareholders, for supporting our efforts and believing in the great potential that Endovasc's treatments and technologies have for the future treatment of PAD and other diseases. With our steady progress and recent developments, we have the greatest confidence that these benefits and the potential of Liprostin™ and our other technologies will be realized in the coming year and we look forward to reaping the rewards of our hard work together with all of you. Thank you.

In closing, it is with great sadness that we announced the passing of our Chief of Operations and dear colleague, Dwight Cantrell, in August, 2006. He was truly a leader, mentor and friend to everyone at Endovasc and his presence is greatly missed.

Kind Regards,

Diane Dottavio, Ph.D.
Chairman of the Board and Chief Executive Officer

DESCRIPTION OF OUR BUSINESS

Overview

As a business development company, we provide long-term debt and equity investment capital to our portfolio companies, all of which are engaged in the development of medical and nutraceutical products. Our investment portfolio consists primarily of loans with equity features and equity investments in companies which constitutes a controlling equity interest, and debt obligations. At June 30, 2006, our investment portfolio totaled $1,605,000 at fair value.

Our investment objective is to achieve current income and capital gains. Our Directors determine the type and amount of the investments we make in each of our portfolio companies and we frequently make continuing investments in our portfolio companies to support continued research and development of the products they are developing.

Eligible Portfolio Investments

Investments are reported at fair value. The most significant estimate inherent in the preparation of our financial statements is the valuation of our investments and the related unrealized appreciation or depreciation. Upon our conversion to a BDC, we employed an independent business valuation expert to value our portfolio companies. The Board of Directors determined all portfolio companies and investments at fair value under a good faith standard.

We currently have investments in five portfolio companies as follows:

Liprostin, Inc. is a wholly-owned company engaged in seeking the FDA approval of Prostaglandin E-1(PGE-1) encapsulated in a unique lipid membrane to protect PGE-1 from degradation in the blood stream. Liprostin, Inc. conducted a successful Phase I clinical trial to test product safety and tolerance levels using a small group of healthy subjects in January 2001. Based on the results of this trial, and the previously established safety profile of PGE-1, the FDA recommended that we proceed to a Phase III trial to determine the safety and efficacy of the administration of Liprostin™ in combination with angioplasty for the treatment of intermittent claudication or critical limb ischemia. In August 2004, Liprostin, Inc., successfully completed a phase II clinical study entitled "A Phase II, Open label, Multi-center study of Liposomal prostaglandin E-1 (Liprostin™) in Patients with Critical Limb Ischemia and Intermittent Claudication". The successful results of this trial were presented to the FDA in the fall of 2004.

Liprostin, Inc. will conduct a Phase IIIa trial to establish efficacy and safety profile in order to seek or enter into a partnership with a suitable company to co-develop and market our lead product Liprostin™ for treatment of peripheral vascular disease. Opportunities to out-license or sell the technology are also being considered. Liprostin, Inc. expects to enter into a phase IIIa clinical trial in 2006.

Nutraceutical Development Corporation is a wholly-owned company that has developed a technology for use in dietary supplements to enhance muscle mass muscle strength when used in combination with a strenuous exercise program. In 2002, Nutraceutical Development Corporation began experimentation in mice to demonstrate accelerated muscle mass was achieved when fed very low doses of the compound in drinking water combined with extensive exercise during a three week regimen and in August of 2003 we filed a Patent Application, No.10/633,325 relating to this discovery. An agreement to exclusively sublicense the patent was formed between Nutraceutical Development Company and Basic Research, L.L.C. of Salt Lake City Utah in July of 2003. Nutraceutical Development Company will receive a 10% royalty on all revenues generated.

Endovasc-TissueGen Research Sponsors, L.L.C. is a joint venture in which we own a 49.9% interest engaged in the development of a bioresorbable drug-eluting cardiovascular stent (DES) for the advanced treatment of coronary artery disease.

Endovasc-TissueGen-Blumberg Research Sponsors, L.L.C. is a joint venture in which we own a 39.9% interest engaged in the development of biodegradable stents for ureteral and prostate applications.

Angiogenix Ltd., Inc. is a wholly-owned company that held an exclusive license (the "Stanford License Agreement") with the Board of Trustees of the Leland Stanford University relating to US Patent Application 60/146,233 (issued as US Patent No. 6,417,205 B1 on July 9, 2002) relating to the administration of Nicotine or Nicotine Receptor Agonist (NRA) to induce the growth of new blood vessels ("angiogenesis"). During the year ended June 30, 2005, we elected to cancel our license agreement with Leland J. Stanford University.

SELECTED FINANCIAL DATA

(In thousand except share data)	Year Ended June 30, 2006	Nine Months Ended June 30, 2005	Prior to becoming a Business Development Company: Three Months Ended September 30, 2004	Year Ended June 30, 2004	Year Ended June 30, 2003	Year Ended June 30, 2002
Income	$ 449	$ 90	$ -	$ 72	$ 321	$ 671
Operating loss	$ (225)	$ (205)	$ (594)	$ (4,679)	$ (9,644)	$ (2,398)
Operating loss per common share	0.00	0.00	(0.01)	(0.06)	(0.26)	(0.34)
Total assets	$ 1,714	$ 772	$ 537	$ 729	$ 870	$ 579
Total liabilities	$ 470	$ 416	$ 854	$ 1,020	$ 1,212	$ 1,256
Stockholders' equity (deficit)	$ 1,244	$ 356	$ (317)	$ (291)	$ (342)	$ (677)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the notes thereto contained elsewhere in the Form 10-K.

Critical Accounting Policies

We believe that of the significant accounting policies used in the preparation of our financial statements (See Note 1 to the financial statements), the following are critical accounting policies, which may involve a higher degree of judgment, complexity and estimates.

Significant Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the periods. The most significant estimate inherent in the preparation of our financial statements is the valuation of our investments, which are reported at estimated fair value, and the related unrealized appreciation or depreciation. Actual results could differ from estimates making it reasonably possible that a change in the estimates could occur in the near term.

Research and Development

Prior to our conversion to a BDC, research and development costs were expensed as incurred. These costs consisted of direct and indirect costs associated with specific projects. Since our election to become a BDC, research and development is performed by our portfolio companies and the details about such are described in this document under "Eligible Portfolio Investments" in Item 1.

Results of Operations

Until October of 2004, when we became a BDC, we were in the development stage and have had limited operating revenues since our inception on June 10, 1996. From June 10, 1996 through September 30, 2004, we had an accumulated deficit of $ 26,187,000. We continued to incur a net loss during the year ended June 30, 2006.

During the year ended June 30, 2006, our income was $449,000, $90,000 in the nine months ended June 30, 2005, $-0- in the three months ended September, 30, 2004 and $72,000 for the fiscal year ended June 30, 2004. The increase in revenue is due to an increase in management fees from our portfolio companies.

During the year ended June 30, 2006, and the nine months ended June 30, 2005, operating expenses were $1,174,000 and $741,000, respectively. This decrease in operating expenses is primarily due to a shorter reporting period of June 30, 2005 and due to our conversion to a BDC.

During the period ended September 30, 2004 and the year ended June 30, 2004, operating expenses were $594,000 and $4,779,000, respectively. This decrease is due in part to a shorter reporting period of three months ended September 30, 2004 and due to the fact that prior to our conversion to a BDC, we were involved in a trial of our Liprostin™ .

Interest expense for the periods ended June 30, 2006, June 30, 2005, September 30, 2004, and the year ended June 30, 2004, were $6,000, $4,000, $7,000 and $17,000, respectively. This decrease was primarily due to a decrease in the average balance outstanding of capital leases and notes payable to financial institutions.

There were no research and development expenses for the year ended June 30, 2006 and period ended June 30, 2005 as all research and development activities after the conversion is carried out by the portfolio companies. Research and development expenses were $86,000, and $1,647,000 during the three month ended September 30, 2004 and year ended June 30, 2004, respectively. The decrease is due in large part to the change in accounting procedures related to our conversion to a BDC.

Cash flows used in operating activities for the periods ended June 30, 2006, June 30, 2005, September 30, 2004, and the year ended June 30, 2004 were $618,000, $375,000, $133,000 and $1,987,000, respectively. The decrease is due in part to the change in accounting procedures related to our conversion to a BDC.

Liquidity and Capital Resources

On June 30, 2006, our cash and cash equivalents is $20,000.

We had a working capital deficit of $384,000 and $285,000 at June 30, 2006 and June 30, 2005, respectively.

In October 2004, we began operating as a BDC and are no longer a development stage company. Nevertheless, we are subject to many of the risks associated with development and early stage companies that lack working capital, operating resources and contracts, cash and ready access to the credit and equity markets. We hope to obtain additional debt and equity financing from various sources in order to finance our operations and to continue to grow through investment opportunities. In the event we are unable to obtain additional debt or equity financing, we will not be able to continue our current level of operations. If we are unable to continue our operations, our assets will experience a significant decline in value.

Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis, to comply with the terms of our financing agreements, to obtain additional financing or refinancing as may be required, and ultimately to attain positive cash flows from operations and profits. We have increased our investment in several of our portfolio investment companies which are now reflected on the accompanying balance sheets at the Board of Directors' best estimate of fair value through capital contributions in the form of transfers of net assets and cash contributions. Because the investments are illiquid, we are limited in our ability to sell the investments in our portfolio companies. The value of these investments may decline substantially, resulting in little or no cash value for our services and investments in these portfolio companies.

These events raise substantial doubt as to our ability to continue as a going concern. The report of our registered public accounting firm, which accompanied our financial statements for the year ended June 30, 2006, was qualified with respect to that risk. In order to continue as a going concern, we must raise additional funds as noted above and ultimately achieve profit from our operations.

During the year ended June 30, 2006, our portfolio company, NDC, began receiving royalties for its licensed technology, and we began to receive management fees from our portfolio companies.

We continue to actively pursue additional financing, collaborations with firms, and other arrangements aimed at increasing our capital resources. Failure to acquire such funds may adversely impact our ability to perform our phase IIIa trial of Liprostin™ and possibly adversely affect our operations.

Off Balance Sheet Arrangements

We do not have material off-balance sheet arrangements or related party transactions. We are not aware of factors that are reasonably likely to adversely affect liquidity trends, other than the risks discussed in this filing and presented in other company filings. However, the following additional information is provided to assist financial statement users.

Operating Leases — These leases generally are entered into for office space and equipment.

Disclosure on Contractual Obligations

Our future commitments at June 30, 2006 for operating lease obligations are as follows:

Year ending June 30,	Operating Lease	Capital Lease
2007	$ 48,000	$ 10,000
2008	16,000	4,000
2009	-	2,000
	64,000	16,000

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our functional currency is the U.S. dollar.

Our investment activities contain elements of risk. The portion of our investment portfolio consisting of equity or equity-linked debt securities in private companies is subject to valuation risk. Because there is typically no public market for the equity and equity-linked debt securities in which it invests, the valuation of the equity interest in the portfolio is stated at "fair value" and determined in good faith under the direction of our Board of Directors on a quarterly basis in accordance with our investment valuation policy.

In the absence of a readily ascertainable market value, the estimated value of our portfolio may differ significantly from the value that would be placed on the portfolio if a ready market for the investments existed. Any changes in valuation are recorded in our Statement of Operations as "Net unrealized appreciation (depreciation) on investments".

As of June 30, 2006, we have no off-balance sheet investments or hedging investments.

Impact of Inflation

We do not believe that our business is materially affected by inflation, other than the impact inflation may have on the securities markets, the valuations of business enterprises and the relationship of such valuation to underlying earnings, all of which will influence the value of our investments.

ENDOVASC, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
FINANCIAL STATEMENTS
WITH REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
as of June 30, 2006 and June 30, 2005,
and for the Year ended June 30, 2006 and Periods ended June 30, 2005 and September 30, 2004,
and for the Year ended June 30, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Endovasc, Inc.

We have audited the accompanying statements of net assets of Endovasc, Inc. (the "Company") as of June 30, 2006 and 2005 including schedule of investments as of June 30, 2006, and the related statements of operations, cash flows, and changes in net assets for the year ended June 30, 2006 and the periods of nine months ended June 30, 2005 and three months ended September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2006, and 2005, and the results of its operations and its cash flows for the year ended June 30, 2006 and the periods of nine months ended June 30, 2005 and three months ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

McConnell & Jones, LLP
Houston, Texas
September 29, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Endovasc, Inc.

We have audited the accompanying statements of operations, cash flows, and changes in net assets of Endovasc, Inc. for the year ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Endovasc, Inc. for the year ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Endovasc, Inc. will continue as a going concern. As shown in the financial statements and discussed in Note 2, the Company has incurred significant recurring losses from operations, is in a negative working capital and net deficit position at June 30, 2004, and is dependent on outside sources of financing for the continuation of its operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to this matter are also discussed in Note 2. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ham, Langston & Brezina, L.L.P.
Houston, Texas
September 30, 2004

Endovasc, Inc.
Statements of Net Assets
(In thousands, except share data)

		June 30, 2006		June 30, 2005
Assets				
Investments:				
Investment in controlled companies, at fair value (cost of $1,168 at June 30, 2006 and $668 at June 30, 2005)	$	1,605	$	605
Cash and cash equivalents		20		116
Subscriptions receivable		25		-
Prepaid expenses		35		14
Property and equipment, net		29		37
Total assets	$	1,714	$	772
Liabilities				
Notes payable	$	46	$	42
Notes payable- stockholders		105		115
Capital leases		15		28
Accounts payable and accrued liabilities		303		230
Convertible debentures		1		1
Total liabilities		470		416
Net assets	$	1,244	$	356
Commitments and contingencies		-		-
Composition of net assets:				
Common stock, $.001 par value, 500,000,000 shares authorized Common stock-Endovasc Series, 146,694,319 and 104,432,179 shares outstanding at June 30, 2006 and June 30, 2005 respectively	$	147	$	104
Common stock - NDC Series, 14,158,593 shares issued and outstanding		14		14
Preferred stock, $.001par value, 20,000,000 shares authorized 208 shares of Series A 8% cumulative convertible preferred stock issued and outstanding		-		-
Additional paid-in capital		27,700		26,630
Accumulated deficit:				
Accumulated net operating loss		(27,054)		(26,329)
Unrealized appreciation (depreciation) on investments		437		(63)
Net assets	$	1,244	$	356
Net assets value per share	$	0.0085	$	0.0034

The accompanying notes are an integral part of these financial statements

Endovasc, Inc.
Statement of Operations
(In thousands, except share data)

	Year Ended June 30, 2006	Nine Months Ended June 30, 2005	Prior to becoming a BDC: Three Months Ended September 30, 2004	Prior to becoming a BDC: Year Ended June 30, 2004
Income:				
Management fee	$ 197	$ 81	$ -	$ 71
Other Income	252	9	-	1
Total income	449	90	-	72
Operating expenses				
General and administrative	1,168	737	501	3,115
Research and development	-	-	86	1,647
Interest expense	6	4	7	17
Total operating expenses	1,174	741	594	4,779
Operating loss before investment	(725)	(651)	(594)	(4,707)
Unrealized appreciation/(depreciation) of portfolio investments	500	(228)	-	-
	(225)	(879)	(594)	(4,707)
Loss attributed to minority interest	-	-	-	28
Loss before cumulative effect of accounting change	(225)	(879)	(594)	(4,679)
Cumulative effect of conversion to business development company, net of income tax effect	-	674	-	-
Net loss	$ (225)	$ (205)	$ (594)	$ (4,679)
Net loss available to common stockholders	$ (225)	$ (205)	$ (594)	$ (4,679)
Weighted average shares outstanding	120,767,861	99,893,211	71,697,112	76,721,885
Basic and diluted loss per common share before cumulative effect of accounting change	$ 0.00	$ (0.01)	$ (0.01)	$ (0.06)
Cumulative effect of conversion to business development company	0.00	0.01	-	-
Basic and diluted net loss per common share	$ 0.00	$ (0.00)	$ (0.01)	$ (0.06)

The accompanying notes are an integral part of these financial statements

Endovasc, Inc.
Statement of Cash Flows
(In thousands)

			Prior to becoming a Business Development Company	
Cash flows from operating activities:	Year ended June 30, 2006	Nine months ended June 30, 2005	Three months ended September 30, 2004	Year ended June 30, 2004
Net loss	$ (225)	$ (205)	$ (594)	$ (4,679)
Adjustments to reconcile net loss to net cash used in operating activities:				
Common stock, preferred stock and warrants issued as compensation for services, financing and settlements	93	105	313	2,098
Depreciation and amortization	17	14	16	77
Other income	(30)	-	-	-
Unrealized appreciation/(depreciation) on investments	(500)	228	-	-
Cumulative effect of accounting change	-	(674)	-	-
Changes in operating assets and liabilities:				
Accounts receivable	-	-	-	76
Subscription receivable	(25)	-	-	-
Other assets/ prepaid expenses	(21)	-	62	15
Accounts payable and accrued liabilities	73	206	74	373
Deferred liabilities	-	(49)	(4)	53
Net cash used in operating activities	(618)	(375)	(133)	(1,987)
Cash flows from investing activities:				
Capital expenditures	(9)	-	-	(1)
Investment in subsidiaries	(470)	(276)	-	
Net cash used in investing activities	(479)	(276)	-	(1)
Cash flows from financing activities:				
Proceeds from sale of common stock	1,020	999	-	1,223
Proceeds from sale of stock warrants	-	-	-	529
Issuance of long-term debt and notes payable	39	7	5	398
Repayment of long-term debt and notes payable	(35)	(17)	(5)	(416)
Payments of obligations under capital leases	(13)	(25)	(5)	(47)
Proceeds from advances from stockholders	-	20	77	495
Repayments of notes to stockholders	(10)	(217)	(55)	(198)
Net cash provided by financing activities	1,001	767	17	1,984
Net (decrease)/increase in cash and cash equivalents	(96)	116	(116)	(4)
Cash and cash equivalents, beginning of year	116	-	116	120
Cash and cash equivalents, end of year	$ 20	$ 116	$ -	$ 116

The accompanying notes are an integral part of these financial statements

Endovasc, Inc.
Statements of Changes in Net Assets
(in thousands)

	Year Ended June 30, 2006	Nine months ended June 30, 2005	Prior to becoming a BDC: Three months ended September 30, 2004	Prior to becoming a BDC: Year Ended June 30, 2004
Changes in net assets from operations:				
Net (loss)/earning from operations	$ (725)	$ 23	$ (594)	$ (4,679)
Changes in unrealized appreciation/(depreciation) on investment	500	(228)	-	
Net increase/(decrease) in net assets from operations	(225)	(205)	(594)	(4,679)
Capital stock transaction:				
Issuance of common stock for cash	1,020	999	-	1,223
Issuance of common stock for services	-	137	234	1,620
Issuance of common stock for lawsuit settlement	-	-	33	125
Conversion of liabilities to common stock	-	-	43	163
Conversion of note payable to common stock	-	-	-	687
Issuance of common stock for exercise of warrants and options	-	-	-	559
Grant of stock option	93	-		353
Net increase/in net assets from common stock transactions	1,113	1,136	310	4,730
Net increase/(decrease) in net assets	888	931	(284)	51
Net assets, beginning of period	356	(575)	(291)	(342)
Net assets, end of period	$ 1,244	$ 356	$ (575)	$ (291)

The accompanying notes are an integral part of these financial statements

Endovasc, Inc.
Schedule of Investments
(In thousands)

Portfolio Companies	Industry	Title of Security Held by Company	Percentage of Class Held	Cost	June 30, 2006 Fair Value
Investments in equity securities:					
Liprostin, Inc	Biopharmaceutical	Common Stock	100%	$ 773	$ 600
Angiogenix, Ltd Inc	Biopharmaceutical	Common Stock	100%	34	-
Nutraceutical Development Corp	Biopharmaceutical	Common Stock	100%	89	1,000
Investments in joint ventures:					
Endovasc-TissueGen Research Sponsors, L.L.C	Biopharmaceutical	Equity/Debt	49.90%	55	3
Endovasc-TissueGen-Blumberg Research Sponsors, L.L.C	Biopharmaceutical	Equity/Debt	39.90%	217	2
				$ 1,168	$ 1,605

The accompanying notes are an integral part of these financial statements

Endovasc, Inc.
Notes the Financial Statements
(Amounts are in thousands, except per share data)

1. Organization and Summary of Significant Accounting Policies

Endovasc, Inc. (the "Company") is incorporated under the laws of the State of Nevada. In October 2004, the Company filed its election with the Securities and Exchange Commission (SEC) (Form N-54A) to adopt Business Development Company ("BDC") status under the Investment Company Act of 1940 ("1940 Act"). A BDC is a specialized type of investment company under the 1940 Act. A BDC may primarily be engaged in the business of furnishing capital and managerial expertise to companies that do not have ready access to capital through conventional financial channels; such companies are termed "eligible portfolio companies". The Company, as a BDC, may invest in other securities; however, such investments may not exceed 30% of the Company's total asset value at the time of such investment. The accompanying financial statements reflect the accounts of Endovasc, Inc., and the related results of its operations. In accordance with Article 6 of the Regulation S-X under the Securities Act of 1933 and Securities Exchange Act of 1934, the Company does not consolidate portfolio company investments in which the Company has a controlling interest.

The consolidated financial statements for the periods prior to the Company's filing of its BDC election in October 2004 include the accounts of the Company, its subsidiaries and its joint venture investments in which it exercises control. All inter-company accounts and transactions during this period were eliminated in consolidation. Subsequent to the conversion to a BDC, the Company is no longer in the development stage.

Accounting principles used in the preparation of the financial statements beginning October 2004 are different than those of prior periods and, therefore, the financial position and results of operations of these periods are not directly comparable. The primary differences in accounting principles relate to the carrying value of investments.

The cumulative effect adjustment for the period ended June 30, 2005 reflects the effects of conversion to a BDC as follows:

	Cumulative Effect of (BDC) Conversion
Effect of recording investments at fair value	$ 426
Adjustment for previously consolidated net liabilities	248
	$ 674

Portfolio Investments

The Company currently has investments in five portfolio companies as follows:

Liprostin, Inc.

The Company has invested in the wholly-owned portfolio company Liprostin, Inc. which is engaged in the FDA process of obtaining FDA approval of Liprostin™ for the treatment of intermittent claudication. The active component Prostaglandin E-1(PGE-1) is encapsulated in a unique lipid membrane to protect PGE-1 from degradation in the blood stream.

Angiogenix Limited, Inc.

The Company has invested in the wholly-owned unconsolidated subsidiary Angiogenix Limited, Inc ("Angiogenix"). Angiogenix had an exclusive licensing agreement (the "Stanford License Agreement") with the Board of Trustees of the Leland Stanford University (the "University") relating to US Patent Application 60,146,233 (issued as US Patent No. 6,417,205 B1 on July 9, 2002) relating to the administration of Nicotine or Nicotine Receptor Agonist (NRA) to induce the growth of new blood vessels ("angiogenesis"). During the year ended June 30, 2005, the Company cancelled the Stanford License Agreement with the University.

Nutraceutical Development Corporation

The Company has invested in the wholly-owned portfolio company Nutraceutical Development Corporation (NDC). NDC was formed to develop certain technologies for use in dietary products designed to enhance health and provide beneficial biological effects ("nutraceuticals"). NDC is currently receiving royalties for the license of its proprietary muscle mass technology.

Endovasc-TissueGen Research Sponsors, L.L.C.

The Company has a 49.9% investment in a joint venture named Endovasc-TissueGen Research Sponsors, L.L.C. (the "Partnership"). The purpose of the Partnership is to develop a bioresorbable drug-eluting cardiovascular stent for the advanced treatment of coronary artery disease.

Endovasc-TissueGen-Blumberg Research Sponsors, L.L.C.

The Company has a 39.9% investment in a joint venture named Endovasc-TissueGen-Blumberg Research Sponsors, L.L.C. (the "Joint Venture"). The purpose of the Joint Venture is to develop biodegradable stents for ureteral and prostate applications.

Significant Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ from those estimates.

As a BDC, the Company's investments are in private companies with no publicly available market price. BDCs are required to carry investments at fair value. Generally, the fair value of a private security will initially be based primarily on its original cost to the Company. Management and the Company's board of directors must evaluate the actual and expected future operations of the portfolio companies, monitor market conditions and evaluate any new financings or other significant events that the portfolio companies may sustain in order to estimate a fair value for the investments in these companies at least quarterly. If the Company's estimates of the future differ from actual events in the future, for any reason, the Company may fail to record an unrecognized gain or loss or may record it later or earlier than it would with a perfect forecast of the future. Because these investments are restricted and illiquid, even if the Company correctly estimates a fair value for an investment today, that investment could lose some or all of its value in the near future without the Company realizing any benefit from its investments or recognizing any cash proceeds from the sale of these investments.

If, in the future, the Company determines that a loss has occurred in any of its investments, that loss will be reflected as a reduction in the value of its investments on the Company's balance sheet and the reduced values will negatively impact earnings and be reflected as a loss on the statements of operations.

Investments

The Company's investments potentially subject the Company to various levels of risk associated with economic changes, interest rate fluctuations, political events, war and terrorism, and operating conditions beyond the control of the Company. Consequently, management's judgment as to the level of losses that currently exist or may develop in the future, if any, involves the consideration of current and anticipated conditions and their potential effects on the Company's investments. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially impact the value of the amounts reflected in the accompanying financial statements. Investments are carried at fair value as determined in good faith by or under the direction of the board of directors (the "Board") of the Company based on information, including an independent valuation, and using valuation methodologies considered appropriate and reliable by the Board. Generally, the fair value of a private security will initially be based primarily on its original cost to the Company. Cost will be the primary factor used to determine fair value on an ongoing basis until significant developments or other factors affecting the investment (such as results of the portfolio company's operations, changes in general market conditions, subsequent financings, independent valuations or the availability of market quotations) provide a basis for value other than cost. For investments in which the Company earns an interest for services rendered, the Board estimates the fair value of the services as the initial basis for estimating fair value of the securities received. The Board believes that the methods used to value the investments reflected in the accompanying financial statements have been valued appropriately and that the values reflected herein have been calculated in accordance with generally accepted valuation methods which result in valuations in the Company's financial statements being recorded in accordance with generally accepted accounting principles in the United States. However, losses may occur, which may be material to the financial condition of the Company and proceeds, if any, from the disposition of securities could differ significantly from the values reflected herein. In particular, early stage and seed round investments in private companies, which is the focus of the Company, are typically in illiquid restricted securities with no current market and therefore no market prices or comparables are available upon which to base estimates. These factors, among others, make determination of fair value more difficult and subject to significant errors in judgment by the Company's Board.

Stock-Based Compensation

Until June 30, 2005, the Company accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and had adopted the disclosure-only alternative of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure which requires pro-forma disclosure of compensation expense associated with stock options under the fair value method. Under the intrinsic value method, the Company only recorded stock-based compensation resulting from options granted at below fair market value. Effective July 1, 2005, the Company adopted SFAS No. 123R, "Share Based Payment", which requires that they measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, and recognize that cost over the vesting period.

Loss per Share

Basic and diluted loss per share is computed on the basis of the weighted average number of shares of common stock outstanding during each period. Common equivalent shares from common stock options and warrants and Series A preferred stock are excluded from the computation (See Note 9) as their effect would dilute the loss per share for all periods presented.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of investments and cash. The Company places its cash with high credit quality financial institutions. At times in the future, such amounts may exceed FDIC limits.

Revenue Recognition

As a BDC, the Company's revenue will be recognized primarily based on security transactions and related income. Security transactions are accounted for on a trade date basis. Net realized gains or losses on sales of securities are determined on the specific identification method. Interest income and expenses are recognized on an accrual basis. Dividend income is recorded on cumulative preferred equity securities on an accrual basis to the extent that such amounts are expected to be collected and, on common equity securities, on the record date for private companies or on the ex-dividend date for publicly traded companies. The Company assesses the collectibility of dividends and interest income receivables in connection with its determination of the fair value of the related security. To the extent that there are adverse future developments, previously recognized dividend and interest income may not be realized. When fees are paid to the Company by portfolio companies in their stock, in accordance with generally accepted accounting principles in United States of America, the Company generally recognizes fee income to the extent of par value in the case of a new company or fair value in the case of an existing company, as determined by the Company's board of directors. Management fees paid to the Company by its portfolio companies are recognized as income when received. Fees paid in shares of the stock of portfolio companies are both restricted and illiquid thus the Company may be unable to convert these shares of stock to cash in the future. Increases or decreases in the fair value of investments above or below accounting cost basis are not included in investment income but are included in the Statement of Operations as unrealized gains or losses until such time as the investment is liquidated or sold.

Other income in 2006 includes $225 of reimbursement of certain research and development costs incurred by the Company on behalf of NDC prior to conversion to BDC.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company maintains cash deposits in banks which may occasionally exceed the amount of federal deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any possible deposit loss is minimal.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Expenditures for major renewals and betterments that extend the original estimated economic useful lives of the applicable assets are capitalized. Expenditures for normal repairs and maintenance are charged to expense as incurred. The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts, and any gain or loss is included in operations.

__Debt Issuance Costs__

Debt issuance costs are deferred and recognized, using the interest method, over the term of the related debt.

__Income Taxes__

The Company uses the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial amounts at year-end. The Company provides a valuation allowance to reduce deferred tax assets to their net realizable value. The Company files consolidated income tax returns with its subsidiaries.

__Research and Development__

Since the Company's election to become a BDC, research and development is performed by its portfolio companies.

__New Accounting Pronouncements__

In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") 107 "Share-Based Payment." SAB 107 expressing views of the SEC staff regarding the interaction between SFAS 123R and certain SEC rules and regulations and provides the staff's views regarding the valuation of share-based payment arrangements. The Company adopted SFAS 123R effective July 1, 2005. See Note 10 for further information.

Through June 2006, the FASB has issued several new pronouncements including FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109," which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS 109, "Accounting for Income Taxes." Adoption of these pronouncements is not expected to have any significant impact on the financial condition or results of operations.

2. __Going Concern Considerations__

Since its inception as a development stage enterprise, and subsequent to its conversion to a BDC, the Company has not generated significant revenue and has been dependent on debt and equity raised from individual investors to sustain its operations. The Company has conserved cash by issuing its common stock and preferred stock to satisfy obligations, to compensate individuals and vendors and to settle disputes that have arisen. However, during the periods ended June 30, 2006, June 30, 2005 and September 30, 2004 and for the year ended June 30, 2004, the Company incurred net losses (in thousands) of $(225), $(205), $(594) and $(4,679), respectively, and negative cash flows from operations of $(618), $(374), $(133) and $(1,987), respectively. These factors, along with a $(384) negative working capital position at June 30, 2006, raise substantial doubt about the Company's ability to continue as a going concern.

Management plans to take specific steps to address its difficult financial situation as follows:

- In the near term, the Company plans additional private sales of debt and common stock to sophisticated investors to fund its current operations.

- In the long-term, the Company believes that cash flows from commercialization of its products will provide the resources for continued operations.

There can be no assurance that the Company's planned private sales of debt and equity securities or its planned public registration of common stock will be successful or that the Company will have the ability to commercialize its products and ultimately attain profitability. The Company's long-term viability as a going concern is dependent upon four key factors, as follows:

- The Company's ability to obtain adequate sources of debt or equity funding to meet current commitments and fund the commercialization of its products.

- The ability of the Company to obtain positive test results of its products in clinical trials.

- The ability of the Company to ultimately achieve adequate profitability and cash flows to sustain its operations.

- The Company's cash requirement for 2007 is expected to be approximately $1,500,000, or $375,000 per quarter. The Company does not presently believe that the Company will have positive cash flow from operations in 2007.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. Property and Equipment

Property and equipment at June 30, 2006 and 2006 consists of the following:

	2006	2005
Office furniture, fixtures and equipment	$ 138	129
Less: accumulated depreciation	(109)	(92)
	$ 29	$ 37

Included in property and equipment at June 30, 2006 and 2005 is equipment under capital leases at gross amount of $9 and $59, and accumulated depreciation of $1 and $26, respectively.

4. Notes Payable

Notes payable at June 30, 2006 and 2005 consist of the following (in thousands):

	2006	2005
Note payable to a financial institution, bearing interest at prime (8% and 6% at June 30, 2006 and 2005, respectively) with interest due monthly and principal due on demand. Note is uncollateralized but is guaranteed by a stockholder of the Company.	$ 18	$ 35
Note payable to a financial institution, bearing interest at rates ranging from 16% to 18%, due in 9 monthly installments of $4 and uncollateralized.	28	7
	46	42
Notes payable to a stockholder, non-interest bearing, due on demand and uncollateralized.	105	115
Total notes payable	151	157
Less current maturities	(151)	(157)
	$ -	$ -

5. Accrued Liabilities

Accrued liabilities at June 30, 2006 and 2005 consist of the following:

	2006	2005
Accrued payroll and related taxes	$ 4	$ 16
Interest payable	-	9
	$ 4	$ 25

6. Convertible Debentures

During the year ended June 30, 2002, the Company issued $400 in convertible debentures. The debentures bear interest at 8% per year payable quarterly in arrears. The debentures mature in September 2004 and are convertible, at the option of the holder, to shares of the Company's common stock at a conversion price per share equal to the lower of (i) 85% of the average of the three lowest closing prices for the common stock for the thirty days prior to the closing date of the debentures; or (ii) 70% of the average of the three lowest closing prices for the common stock for the thirty days prior to the conversion date. Accordingly, the actual weighted average interest rate on these debentures, including the effect of the cost of the beneficial conversion feature is approximately 23%. $1 of the convertible debenture is outstanding as of June 30, 2006 and 2005.

7. Income Taxes

The provision for income taxes includes these components:

	2006	2005
Taxes currently payable	$ -	$ -
Deferred income taxes	-	-
Income tax expense (benefit)	$ -	$ -

A reconciliation of income tax expense (benefit) at the statutory rate to the Company's actual income tax expense is shown below:

	2006	2005	2004
Computed at the statutory rate (34%)	$ (77)	$ (70)	$ (1,591)
Increase (decrease) resulting from			
Nondeductible expenses	32	152	
Changes in the deferred tax asset valuation allowance	312	143	713
Adjustment due to conversion to business development company	(267)	(225)	878
Actual tax expense (benefit)	$ -	$ -	$ -

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2006	2005
Deferred tax assets		
Net operating loss carryforwards	$ 5,407	$ 5,013
Deferred tax liabilities		
Unrealized gains on portfolio company investments	(149)	(67)
Net deferred tax asset before valuation allowance	5,258	4,946
Valuation allowance		
Beginning balance	(4,946)	(4,803)
Increase during the period	(312)	(143)
Ending balance	(5,258)	(4,946)
Net deferred tax asset (liability)	$ -	$ -

The non-deductible expenses relate primarily to the issuance of common stock for services using different valuation methods for financial and tax reporting purposes. The Company also has unused operating loss carryforwards of approximately $16,500 expiring in various years through 2025. The Company files a consolidated income tax return with its controlled companies.

8. Capital Structure Disclosure

Common Stock

During the year ended June 30, 2005, the board of directors approved the purchase by the Company of up to 50% of the outstanding shares of its common stock. No purchase of common stock of the Company was made by the Company during the year ended June 30, 2006. Endovasc Series NDC common stocks' rights and distributions would be based on the performance of Nutraceutical Development Corporation.

Preferred Stock

The Company's articles of incorporation authorize the issuance of up to 20,000,000 shares of preferred stock with characteristics determined by the Company's board of directors. The Series A convertible preferred stock can be converted to common stock at any time at the option of the holder. The conversion rate is the stated value per share plus any accrued and unpaid dividends divided by 85% of the average of the three lowest closing bid prices of the Company's common stock for the thirty trading days immediately preceding May 9, 2000, or 70% of the average of the three lowest closing bid prices for the thirty days immediately preceding the conversion date of the respective preferred stock. During the years ended June 30, 2006 and 2005, no preferred shares of preferred stock were converted to common stock. During the year ended June 30, 2004, 1,227,594 of preferred stock were converted to 55,518 shares of common stock.

9. Loss Per Common Share

The following table sets forth the computation of basic and diluted net loss per common share:

	June 30 2006	June 30 2005	Prior to becoming a BDC Sep 30 2004	June 30 2004
Basic and diluted loss per common share:				
Net loss before extraordinary item	$ (225)	$ (205)	$ (594)	$ (4,679)
Preferred stock dividends	-	-	-	-
Net loss available for common stockholders	$ (225)	$ (205)	$ (594)	$ (4,679)

If the Company had reported net income for the periods ended June 30, 2006 or June 30, 2005, or for the period ended September 30, 2004 or for year ended June 30, 2004, diluted net income per share would not have included any additional common equivalent shares.

10. Stock Options and Warrants

The Company periodically issues incentive stock options and warrants to key employees, officers, directors and outside consultants to provide additional incentives to promote the success of the Company's business and to enhance the ability to attract and retain the services of qualified persons.

In May 2002, the Company adopted the 2002 Directors, Officers and Consultants Stock Option, Stock Warrant and Stock Award Plan (the "2002 Plan"). The purpose of the Plan was to maintain the ability of the Company to attract and retain highly qualified and experienced directors, employees and consultants and to give such directors, employees and consultants a continued proprietary interest in the success of the Company. This Plan was terminated on October 5, 2006.

In May 2003, the Company adopted the 2003 Stock Compensation Plan (the "2003 Plan") in order to attract and retain highly qualified and experienced directors, employees and consultants and to give such directors, employees and consultants a continued proprietary interest in the success of the Company. Under the Plan, the Company may award up to 10,000,000 shares of its common stock or options to purchase its common stock to the directors, employees and consultants of the Company. All terms of the common stock, stock options or warrants granted under the Plan were at the discretion of the board of directors but will expire not more than ten years from the date of grant. This Plan was terminated on October 5, 2006.

On October 21, 2005, the Company's board of directors adopted the 2005 Executive Compensation Plan (the "2005 Plan"). Amendment No. 1 to the Plan was adopted by the board of directors on November 14, 2005. On December 16, 2005, the stockholders approved the 2005 Plan and the grant of stock options. The maximum number of shares currently reserved for issuance is equal to 15% of the number of shares of Common Stock issued and outstanding at any time. The Company is not presently able to compensate its officers and employees with cash because of the lack of available funds from operations. The Plan was adopted to provide a means by which the Company can attract and retain officers and employees and give such officers and employees an interest in the success of the Company. Under the Plan, the board of directors (or a committee designated by the board of directors) may grant options to purchase shares of the Company's common stock to officers and employees. Directors are not eligible to receive options under the 2005 Plan.

Total stock compensation expense recognized by the Company during the year ended June 30, 2006 was $93. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-Pricing Model with the following assumptions:

(1) The option life was determined using the simplified method for estimating expected option life, which qualify as "plain-vanilla" options.

(2) The stock volatility for each grant is determined based on the review of the experience of the weighted average of historical monthly price changes of the Company's common stock over the most recent ten years, which is the contractual term of the option awards.

(3) The risk-free interest rate for periods equal to the expected term of the stock option is based on the U.S. Treasury yield curve in effect at the time of the grant.

	Fiscal year ended June 30, 2006
Expected option term (1)	10 years
Expected volatility factor (2)	100.0%
Risk-free interest rate (3)	5.0%
Expected annual dividend yield	0.0%

The Company has issued stock options to employees and non-employee consultants as follows:

	Number of Shares					
	Employee	Non-Employee	Total	Exercisable	Exercise Price	Weighted Average Exercise Price
Options outstanding at June 30, 2003	10,516	29,250	39,766	39,766	$13.33-$33.33	$ 14.00
Options expired	(10,516)	(29,250)	(39,766)	(39,766)	$13.33-$33.00	$ 14.00
Options issued	-	1,850,758	1,850,758	1,850,758	$0.17-$0.29	$ 0.22
Options exercised at	-	(1,850,758)	(1,850,758)	(1,850,758)	$0.17-$0.29	$ 0.22
June 30, 2004	-	-	-	-		
Options expired	( )	( )	( )	( )		
Options issued	-	-	-	-		
Options exercised	-	( )	( )	( )		
Options outstanding at June 30, 2005	-	-	-	-		
Options expired	( )	( )	( )	( )		
Options issued	3,380,366	-	3,380,366	3,380,366	$0.03	$ 0.03
Options exercised	-	( )	( )	( )		
Options outstanding at June 30, 2006	3,380,366	-	3,380,366	3,380,366	$0.03	$ 0.03

Prior to fiscal 2006, no compensation expense was recognized for stock options. Had compensation cost for stock option plans been determined consistent with SFAS No. 123(R), net income and earnings per share for the fiscal 2005 and 2004 would have been reduced to the following pro forma amounts:

	2005	2004
Net loss available to common stockholders as reported	$ (799)	$ (4,679)
Proforma net loss available to common stockholders	$ (799)	$ (4,679)
Proforma basic and dilutive loss per share	$ (0.00)	$ (0.06)

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2005 and 2004.

	2005	2004
Risk-free interest rate	4.25%	3.75%
Dividend yield	-	-
Volatility	190%	190%
Weighted average and expected life	2 months	2 months

Company issued stock warrants to certain companies in payment of stock offering costs and for consulting services, some of which were subsequently exercised, as follows:

	Number of Shares	Exercisable	Exercise Price	Weighted Average Exercise Price
Warrants outstanding at June 30, 2003	390,288	390,288	$ 1.25-$3.33	$ 1.30
Warrants issued	1,000,000	1,000,000	$ 0.15-$0.20	$ 0.17
Warrants exercised	(1,000,000)	(1,000,000)	$ 0.15-$0.20	$ 0.17
Warrants expired	(51,036)	(51,036)	$ 1.25	$ 1.25
June 30, 2004	339,252	339,252	$ 1.25-$3.33	$ 1.30
Warrants issued	-	-		
Warrants exercised	-	-		
Warrants expired	(7,500)	(7,500)	$ 1.25	$ 1.25
Warrants outstanding at June 30, 2005	331,752	331,752	$ 1.25-$3.33	$ 1.30
Warrants issued	-	-		
Warrants exercised	-	-		
Warrants expired	(328,752)	(328,752)	$ 1.25	$ 1.25
Warrants outstanding at June 30, 2006	3,000	3,000	$ 1.25-$3.33	$ 2.00

All warrants outstanding at June 30, 2006 expire in August 2006.

11. Commitments and Contingencies

Legal Proceedings

On August 28, 2003, Cause No. 03-08-0681-CV, "The Dow Chemical Company vs. Endovasc LTD., Inc.," was filed against the Company in the District Court of Montgomery County, Texas, 359th Judicial District. Dow Chemical Company ("Dow") filed a complaint against the Company for breach of contract and damages. The amount of damages sought is approximately $230. This case is being vigorously defended against the allegations made by Dow. The Company has filed a counter-claim against Dow for breach of contract and damages. This case has been tried and a judgment entered by the district court against the Company. This case is in appeal and a prediction cannot be made as to the final outcome of the complaint and damages allegedly owed to Dow or the company. This case is being adjudicated and the verdict is pending. No amounts have been accrued for this contingency.

On November 7, 2003, Cause No. 03-11-08112-CV, "Greg Creekmore vs. Endovasc, Inc. and Endovasc, LTD., Inc.," was filed against the Company in the District Court of Montgomery County, Texas, 284th Judicial District. Greg Creekmore ("Creekmore") filed a complaint against the Company for breach of a consulting contract between the parties. Creekmore seeks payment of $114,000 plus interest, one million shares of the Company common stock and reimbursement of court costs including reasonable attorneys' fees allowed by law. This case is being vigorously defended against the allegations made by Creekmore. A prediction cannot be made as to the final outcome of the complaint and damages allegedly owed to Creekmore. However, management believes it will prevail and accordingly, no amounts have been accrued for this contingency.

On January 13, 2004, Case No. H-03-5226, "Lorenz M. Hofmann, Ph.D. and LMH Associates, Inc. vs. Endovasc, LTD., Inc., Endovasc, Inc., David P. Summers, Ph.D. and M. Dwight Cantrell" was filed against the Company in the United States District Court for the Southern District of Texas Houston Division. Lorenz M. Hofmann, Ph.D. and LMH Associates, Inc. ("LMH") filed a complaint against the Company for breach of contract and damages. The Company filed a counter-claim against LMH for breach of contract and damages. During the year ended June 30, 2006, the Company was rendered an adverse decision in the case. The plaintiff's award, including attorney' fees, total $128, an increase of $32 previously reported, and are reflected as a payable in the accompanying financial statements.

In November 2004, the Company filed a lawsuit against the former President and CEO, David P. Summers in the 284th District Court of Montgomery County, Texas. The suit filed on Company's behalf alleges a civil conspiracy, breach of fiduciary duty and breach of contract and rescission by David P. Summers and seeks restitution and damages in excess of $3,500.

The Company is subject to certain other legal proceedings and claims which arose in the ordinary course of our business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect our financial position, results of operations or cash flows.

Leases

The Company has entered into a five year lease agreement for office space which is accounted for as an operating lease. Lease payments of $4 are due monthly until May 2008. Rent expense for the periods ended June 30, 2006, June 30, 2005, September 30, 2004 and the year ended June 30, 2004 were approximately $48, $36, $12 and $144, respectively. In addition, the Company leases equipment under capital leases which expire at various dates through 2008. Future minimum lease payments having initial or noncancellable lease terms in excess of one year are as follows:

	Operating Lease	Capital Leases
2007	$ 48	$ 10
2008	16	4
2009		2
Total payments	$ 64	$ 16
Less amount representing interest		(1)
Present value of minimum lease payments		$ 15

12. Disclosures About Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments,* requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. The following methods were used to estimate the fair value of financial instruments.

Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values represent values at which the respective financial instruments could be sold individually or in the aggregate.

Investment in Portfolio Companies

No quoted market prices are available for these investments. The fair value is estimated by the management based on alternative valuation methods including discounting future cash flows.

Notes Payables

It was not practical to estimate the fair value of long-term notes payables to related parties. The terms of the amounts reflected in the balance sheets at June 30, 2006 and 2005 are more fully discussed in Note 4.

Fair value is estimated based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities. Estimated fair values of notes payable at June 30, 2006 and 2005 are not materially different from cost or book-value.

13. Non-Cash Investing and Financing Activities

During the years ended June 30, 2006, 2005, and 2004 the Company engaged in certain non-cash investing and financing activities as follows (in thousands):

	2006	2005	2004
Common stock issued in settlement of lawsuit and related liabilities ($33 for the period ended September 30, 2004)	$ -	$ 33	$ -
Common stock issued for payment of accounts payable and accrued liabilities ($277 for the period ended September 30, 2004 and $137 for the period ended June 30, 2005)	$ -	$ 414	$ 163
Conversion of note payable to shareholder to common stock	$ -	$ -	$ 687
Issuance of common stock for receivable	$ -	$ -	$ 30

14. Related Party Transactions

During the year ended June 30, 2004, the current Chief Executive Officer and the Chief Operations Officer of the Company advanced the Company $55 and $50, respectively. During the year ended June 30, 2005, the $55 advance from the current Chief Executive Officer was repaid. During the year ended June 30, 2005, the Chief Operations Officer of the Company advanced the Company an additional $84, and was repaid $19. During the year ended June 30, 2006, the Company repaid $10. The remaining balance of the note of $105 as of June 30, 2006 is due on demand, non-interest bearing and are not collateralized.

15. Subsequent Events

In August of 2006, the Company's Chief Operations Officer and member of the board, M. Dwight Cantrell, passed away. In August of 2006, Barbara J. Richardson resigned her position on the Board of Directors, effective immediately. In October of 2006, Clarice Motter, Chief Financial Officer, resigned her position, effective October 9, 2006.

16. Unaudited Quarterly Financial Information

	Quarters				
	First	Second		Third	Fourth
2006					
Income	$ 38	$ 127		$ 250	$ 34
Operating loss	(191)	(199)	*	(234)	(101)
Unrealized appreciation (depreciation) of portfolio investments	31	(39)		559	(51)
Net income (loss)	(160)	(238)	*	325	(152)
Net loss per common share:					
Basic	0.00	0.00		0.00	0.00
Diluted	0.00	0.00		0.00	0.00
2005					
Income	$ -	$ 39		$ 21	$ 30
Operating income (loss)	(594)	(457)		(276)	82
Unrealized appreciation (depreciation) of portfolio investments	-	-		100	(328)
Loss before cumulative effect of accounting change	(594)	(457)		(276)	(246)
Cumulative effect of conversion to business development company	-	674		-	-
Net Income	(594)	217		(176)	(246)
Net loss per common share:					
Basic	0.01	0.00		0.00	0.00
Diluted	0.00	0.00		0.00	0.00

* In third quarter Form 10-Q, the operating loss and net income previously reported as $(133) and 426, respectively. The difference of $101 is due to certain investor relations expenses were reported as deduction in additional paid in capital and now reported as operating expenses. The effect on basic and diluted earnings per share is negligible.

DIRECTORS AND EXECUTIVE OFFICERS

Directors: **Diane Dottavio, Ph.D.,** joined the Company in 2001 as its Vice President of Research and Development and became its Chief Executive Officer in 2004

Donald Leonard, self employed real estate and investment broker

Executive Officers: **Diane Dottavio, Ph.D.,** President and Chief Executive Officer
Robert G. Johnson, Vice President, Business Development

MARKET PRICE OF COMMON STOCK

Our common stock trades on the Over the Counter Bulletin Board (OTCBB) under the symbol "EVSC". The following table reflects, by quarter, the high and low closing prices per share of our common stock.

Common Stock

Fiscal Quarter Ending	Common Stock Price (rounded to the nearest penny)	
	High	Low
June 30, 2006	.05	.03
March 31, 2006	.08	.02
December 31, 2005	.03	.02
September 30, 2005	.06	.03
June 30, 2005	.10	.03
March 31, 2005	.10	.05
December 31, 2004	.10	.04
September 30, 2004	.17	.10

Our common stock NDC series trades on the Pink Sheets under the symbol "EVSD". The following table reflects, by quarter, the high and low closing prices per share of our common stock NDC series.

Common Stock NDC Series

Fiscal Quarter Ending	Common Stock Price (rounded to the nearest penny)	
	High	Low
June 30, 2006	.07	.03
March 31, 2006	.07	.03
December 31, 2005	.09	.03
September 30, 2005	.09	.06
June 30, 2005	.08	.02
March 31, 2005	.07	.02
December 31, 2004	.07	.01
September 30, 2004	.10	.00

As of June 30, 2006, we have 646 record stockholders of Endovasc common stock, and 652 shareholders of record of NDC common stock.

We have never paid cash dividends on our common stock and intend to retain earnings, if any, for use in the operation and expansion of our business. The amount of future dividends, if any, will be determined by our Board of Directors based upon our earnings, financial condition, capital requirements and other conditions.

The Company will provide without charge to any stockholder entitled to vote at the Annual Meeting a copy of its most recent Annual Report on Form 10-K upon receipt of a request therefor. Such requests should be directed to:

550 Club Drive, Suite 345
Montgomery, Texas 77316
(936) 582-5920